CONFORMED
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of July 26, 2010

BACHOCO INDUSTRIES
(Translation of Registrant’s name into English)

Avenida Tecnológico No. #401
38010 Celaya, Guanajuato
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Industrias Bachoco, S.A. de C.V.
(Registrant)

Date: July 26, 2010	By	/s/ Daniel Salazar Ferrer, CFO

Industrias Bachoco Announces its 2010 Second Quarter Results

Celaya, Gto., Mexico, - July 26, 2010 - Industrias Bachoco S.A.B. de C.V. (“Bachoco” or “the Company”) (NYSE: IBA; BMV: Bachoco), Mexico’s leading producer and processor of poultry products, announced today its unaudited results for the second quarter ended June 30th, 2010. All figures have been prepared in accordance with Mexican GAAP. In line with the Mexican Accounting Principles, all data is presented in nominal Mexican pesos.

Highlights:

•	The Company registered a 3.6% increase in total sales when compared with the same quarter of 2009.

•	Bachoco’s EBITDA totaled Ps. 953.7 million, with a margin of 15.4% in 2Q10 vs. an EBITDA margin of 17.0% in 2Q09.

•	Chicken, eggs and swine volume sold increased 14.3%, 0.5% and 10.0%, respectively.

•	EPS for the quarter were Ps. 1.03 (US$ 0.96 per ADS) versus Ps. 1.16 (US$ 1.08 per ADS) in 2Q09.

CEO’s Comments:

Cristobal Mondragon, Bachoco’s CEO, stated, “The second quarter of the year is typically affected by seasonal effects, it used to be good for the Mexican poultry industry, and this year was no exception.

“We saw an adequate demand for our chicken products, our main product line, and by keeping a close control of expenses and productivity improvements it allowed us to achieve sound results during the quarter.

“In addition, we obtained good results in the swine, balance feed and other lines businesses, but weaker results in our egg business line.

“Since the second quarter of last year, we have had extraordinary strong prices and results, which affect comparisons; however, we reached a two-digit EBITDA and net margin for the second quarter.

“Following the business agreement made during the second half of last year, our Northeast operation is practically integrated and well coordinated with the rest of the company,” concluded Mr. Mondragon.

SECOND QUARTER 2010 RESULTS

Net sales	2Q09 (%)	2Q10 (%)
Chicken	77.7%	81.4%
Eggs	10.2%	8.2%
Balanced feed	6.8%	5.9%
Swine	0.9%	1.2%
Other lines	4.3%	3.3%
Total Sales	100.0%	100.0%

Net Sales
Net sales for the second quarter amounted to Ps. 6,204.1 million, and were 3.6% above the Ps. 5,991.1 million reported in the same 2009 quarter. This increase was mainly driven by higher chicken and swine sales, which were partially offset by a decrease in eggs and balance feed sales.

Operating Results
Bachoco’s second quarter gross margin, of 23.4%, was lower than 24.3% reported in 2Q09. This result is directly attributed to lower sale prices of Bachoco’s main line products.

The Company registered an operating profit of Ps. 783.1 million, which is lower than the operating profit of Ps. 858.6 million registered in the same 2009 quarter. The operating margin for the quarter was 12.6%.

EBITDA amounted to Ps. 953.7 million, below the Ps. 1,019.3 million reported in the same 2009 quarter.

Net Majority Income (loss)
Net majority income for the second quarter amounted to PS. 617.7 million, or Ps. 1.03 per share (US$0.96 per ADS), compared to a net majority income of Ps. 695.7 million, or Ps. 1.16 per share (US$1.08 per ADS) reported in the same 2009 period.

RESULTS BY BUSINESS SEGMENT

Chicken
Sales of chicken products increased 8.5%, when compared to 2Q09, producing as a result a 14.3% increase in volume, which is mainly attributed to the business arrangement made during the second half of last year. This increase in volume was partially offset by the 5.1% decline in chicken prices.

Table Eggs
Sales of table eggs products decreased by 16.6% during the second quarter, due to a 17.0% decrease in eggs prices. However, lower prices were partially offset by a 0.5% increase in the volume sold.

Balanced Feed
Sales of balanced feed decreased 11.0% mainly due to the 1.9% decrease in prices and 9.3% decrease in balance feed volume sold.

Swine
The swine business line was stable during the second quarter. Sales were strong and rose 33.8%, as a result of a 21.6% gain in swine prices and 10.0% increase in volume sold.

Other Lines
Sales of other lines decrease 20.6% when compared with the same quarter of 2009, as sales of by-products declined.

FIRST HALF OF 2009
Net Sales
Net sales for the first half of 2010 amounted to Ps. 12,135.3 million, and were 2.3% above the Ps. 11,857.9 million reported in 1H09. The increase was mainly driven by the 5.3% increase in chicken sales, 24.4% in swine sales, which were partially offset by the 8.3% decrease in table eggs sales and 7.8% decrease in balanced feed sales.

Net sales	1H10 (%)	1H09 (%)
Chicken	80.6%	78.3%
Eggs	9.1%	10.2%
Balanced feed	5.7%	6.3%
Swine	1.2%	1.0%
Other lines	3.4%	4.2%
Total Sales	100.0%	100.0%

Operating Results
Bachoco’s gross margin for the first half of the year was 20.4%, lower than 21.6% in 1H09, which was mainly attributed to lower eggs and balanced feed sales. The Company’s operating profit was Ps. 1,125.0 million, compared to an operating profit of Ps. 1,353.4 million reached in the same period of 2009. EBITDA was Ps. 1,465.7 million, 12.4% lower than the Ps. 1,673.6 million recorded in the 1H09. EBITDA margin for the first half of 2010 was 12.1%.

Taxes
Taxes for the first half of the year were Ps. 233.3 million.

Net Majority Income
Net majority income for first half of the year was Ps. 892.6 million, or Ps. 1.49 per share (US$1.38 per ADS), compared to net income of Ps. 969.7 million, or Ps. 1.62 per share (US$1.50 per ADS) reported in the same 2009 period.

Balance Sheet
Liquidity is solid with cash and cash equivalents amounting to Ps. 3,590.6 million as of June 30, 2010. The total debt outstanding was Ps. 790.3 million as of June 30, 2010.

Capital Expenditures
CAPEX during the first half of 2010 amounted to Ps. 203.2 million, and was entirely financed with internally generated resources.

Exhibits:
A.- Consolidated Balanced Sheets
B.- Consolidated Statement of Income
C.- Consolidated Statement Cash Flow
D.- Derivatives Position Report

A.- Consolidated Balance Sheets

Industrias Bachoco, S.A.B. de C.V.
Condensed Consolidated Balance Sheets

		Mexican Pesos
	U.S.D.	2010(2)		2009(2)
	2010(1)	As of June 30,		As of June 30,
ASSETS
Current assets
Cash and cash equivalents	$279	Ps	3,591	Ps	2,802
Total accounts receivable	122		1,578		1,353
Inventories	311		4,012		4,039
Other current assets	-		-		202
Total current assets	712		9,181		8,396
Net property, plant and equipment	837		10,789		10,620
Other non current assets	32		418		336
TOTAL ASSETS	$1,582	Ps	20,388	Ps	19,352

LIABILITIES
Current liabilities
Notes payable to banks	36		465		405
Accounts payable	113		1,457		1,261
Other taxes payable and other accruals	57		734		507
Total current liabilities	206		2,656		2,172
Long-term debt	25		325		236
Labor obligations	8		106		91
Deferred income taxes and others	157		2,017		2,047
Total long-term liabilities	190		2,449		2,374
TOTAL LIABILITIES	$396	Ps	5,106	Ps	4,546
STOCKHOLDERS' EQUITY
Majority stockholder's equity:
Capital stock	178		2,295		2,295
Paid-in capital	58		745		744
Reserve for repurchase of shares	12		159		159
Retained earnings	864		11,139		10,591
Net majority income of the year	69		893		970
Deficit from restatement of stockholder's equity	-		-		-
Derivate financial instruments	-		-		-
Total majority stockholder's equity	1,182		15,231		14,759
Minority interest	4		52		47
TOTAL STOCKHOLDERS' EQUITY	1,186		15,282		14,807
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,582	Ps	20,388	Ps	19,352
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.89
Source: Mexico's National Bank, as of June 30, 2010.
(2) Millions of Mexican nominal pesos

B.- Consolidated Statement of Income

INDUSTRIAS BACHOCO, S.A.B. DE C.V.
Consolidated Statements of Income
-unaudited-

	SECOND QUARTER					FIRST HALF
	U.S.D.	Mexican Pesos				U.S.D.		Mexican Pesos
	2010(1)	2010(2)		2009(2)		2010(1)		2010(2)		2009(2)

Net sales	$481	Ps	6,204	Ps	5,991	US	941	Ps	12,135	Ps	11,858
Cost of sales	369		4,751		4,536		750		9,662		9,301
Gross profit (loss)	113		1,453		1,455		192		2,473		2,557
Selling, general and administrative expenses	52		670		597		105		1,348		1,204
Operating income (loss)	61		783		859		87		1,125		1,353
Other income (expense) net	(2)		(30)		(3)		(2)		(30)		(35)
Comprehensive financing (cost) income	3		35		14		3		33		(106)
Interest income	3		39		23		6		73		73
Interest expense and financing expenses	(1)		(19)		(21)		(3)		(39)		(44)
Foreign exchange gain (loss), net	(0)		(0)		(23)		0		4		(18)
Other financial income (expense) net	1		16		35		(0)		(6)		(117)
Income before income tax, asset tax	61		789		869		87		1,127		1,212
Total income taxes	13		171		169		18		233		236
Income tax, asset tax	16		202		28		19		248		51
Deferred income taxes	(2)		(32)		141		(1)		(15)		184
Net income	$48	Ps	618	Ps	700		69		894		976
Minority net income	0		0		5		0		1		6
Majority net income	48		618		696		69		893		970
weighted average shares outstanding (in thousands)	600,000		600,000		599,891		600,000		600,000		599,918
Net majority Income per share (in U.S.D per ADS)	0.96		1.03		1.16		1.38		1.49		1.62
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.89
Source: Mexico's National Bank, as of June 30, 2010.
(2) Millions of Mexican nominal pesos

C.- Consolidated Statement Cash Flow

Industrias Bachoco, S.A.B. de C.V.
Consolidated Statement of Cash Flows
		Mexican Pesos
	U.S.D.	2010(2)		2009(2)
	2010(1)	As of June 30,		As of June 30,

NET MAJORITY INCOME BEFORE INCOME TAX	$61	Ps.	789	Ps.	869
ITEMS THAT DO NOT REQUIRE CASH:	(7)		(88)		(262)
Other Items	(7)		(88)		(262)
ITEMS RELATING TO INVESTING ACTIVITIES:	26		330		296
Depreciation and others	26		341		320
Income (loss) on sale of plant and equipment	(1)		(9)		(17)
Other Items	(0)		(1)		(6)
ITEMS RELATING TO FINANCING ACTIVITIES:	9		112		117
Interest income (expense)	3		39		44
Other Items	6		73		73

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	$89	Ps.	1,142	Ps.	1,021

CASH GENERATED OR USED IN THE OPERATION	30		384		16

Decrease (increase) in accounts receivable	6		77		145
Decrease (increase) in inventories	39		501		1,079
Increase (decrease) in accounts payable	(21)		(264)		(722)
Income taxes paid	5		71		(487)

NET CASH FLOW FROM FINANCING ACTIVITIES	$118	Ps.	1,527	Ps.	1,037

INVESTING ACTIVITIES

NET CASH FLOW FROM INVESTING ACTIVITIES	(30)		(382)		(320)
Acquisition of property, plant and equipment	(16)		(203)		(223)
Proceeds from sales of property plant and equipment	(1)		(7)		(11)
Other Items	(13)		(171)		(87)

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN
FINANCING ACTIVITIES	$89	Ps.	1,145	Ps.	717

FINANCING ACTIVITIES

Net cash provided by financing activities:	(33)		(422)		(229)
Proceeds from loans	60		770		588
Principal payments on loans	(73)		(944)		(573)
Dividends paid	(10)		(125)		(125)
Other items	(10)		(124)		(119)

NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	84		1,088		830

CASH AND INVESTMENTS AT THE BEGINNING OF YEAR	194		2,503		1,972

CASH AND INVESTMENTS AT END OF PERIOD	$279	Ps.	3,591	Ps.	2,802
(1) For reference, in millions of U.S. dollars using an exchange rate of $12.89
Source: Mexico's National Bank, as of June 30, 2010.
(2) Millions of Mexican nominal pesos

D.- Derivatives Position Report

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of June 30, 2010	Quarter: 2
TABLE 1
	Objective of the		Value of the Related Commodity		Reasonable Value			Amounts Due by
Type of Financial Instrument	Instrument	Notional	2Q-2010	1Q-2010	2Q-2010	1Q-2010		Year	Guaranties Required

Forwards, knock out forwards, puts, collares and others under different amounts and conditions	Hedge and negotiation	$269,530	$12.89	$12.36	$2,450	$	- 24,664	99.3% in 2010 and 0.7% in 2011

Futures for corn and Soybean meal	Hedge	$70,580	Corn for September 2010: $3.6275 USD/bushel Soybean meal; $259.40 USD/ton for December 2010 .	Corn for May 2010: $3.45 USD/bushel. Soybean meal;$265.8 and $248.6 USD/ton for May and December 2010 respectively	$3,634	$	- 2,068	2010	The deals consider the possibility of margin calls but not another kind of guarantee

Options for corn	Hedge and negotiation	$-	-	-	$-		$-
None of the financial instruments exceed 5% of total assets as of June 30, 2010.
A negative value means an unfavorable effect for the Company.
The notional value represents the net position as of June 30, 2010 at the exchange rate of Ps.12.89 per USD.

Industrias Bachoco, S.A.B. de C.V.
Thousands of Mexican Pesos, as of June 30, 2010	Quarter: 2
Table 2

	Reasonable Value as	Value of the Related Commodity-reference value			Effect on the Income	Effect on the Cash Flow ***
Type of Financial Instrument	of June 30, 2010	-2.5%	2.5%	5.0%	Statement	-2.5%		2.5%	5.0%

Forwards, knock out forwards, puts, collares and others under different amounts and conditions*	$2,450	$12.57	$13.21	$13.53	Direct	$	- 561	$9,141	$15,935

	-	-5%	5%	10%			-5%	5%	10%

Futures for corn and,		$3.4461	$3.8089	$3.9903	The effect will materialize as
Soybean	$3,634	$246.43	$272.37	$285.34	the inventory is consumed	$	- 77	$7,345	$11,055

Options for corn**	$-						$-	$-	$-
A negative value means an unfavorable effect for the Company.
**	The reference value is the Futures of corn for September, $3.6275 USD for bushel and of soybean meal for December 2010, $259.40 USD/ton.
***	The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

Company Description
Industrias Bachoco S.A.B. de C.V. is the largest poultry company in Mexico, with over 800 production and distribution facilities currently organized in nine complexes throughout the country. Bachoco’s main business lines are: chicken, eggs, and balanced feed, among others. The Company is also present in other businesses like swine, beef, margarine and turkey in Mexico. The Company’s headquarters are located in Celaya, Guanajuato, Mexico.
For more information, please visit Bachoco’s website at http://www.bachoco.com.mx or contact our IR department.